SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06008724

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RECEIVED MAR 0 1 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41426

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Friedman, Billings, Ramsey & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Nineteenth Street North
(No. and Street)

Arlington	VA	22209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Janelle R. Schutt 703.312.9747
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

250 West Pratt Street	Baltimore	MD	21201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 5 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kurt R. Harrington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Friedman, Billings, Ramsey & Co., Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

City/County of Arlington
Commonwealth of Virginia
Sworn to and subscribed before me this 09
February, 2006
Witness my hand and official seal.
________ Notary Public

Signature

Chief Financial Officer
Title

Meredith Banks
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEREDITH L. BANKS
Notary Public
Commonwealth of Virginia
My Commission Exps. Aug. 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
250 W. Pratt St.
Suite 2100
Baltimore, Maryland 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Auditors

To the Board of Directors of
Friedman, Billings, Ramsey & Co., Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Friedman, Billings, Ramsey & Co., Inc. (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Baltimore, Maryland
February 24, 2006

Friedman, Billings, Ramsey & Co., Inc.
Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 150,064,393
Receivables	
Clearing broker	67,141,799
Loan to FBR Group	8,416,892
Other affiliates	4,627,345
Investment banking	11,371,565
Interest, dividends, and other	6,211,015
Trading account securities, at fair value (amount pledged as collateral is $963,772,213)	1,034,388,466
Reverse repurchase agreements	147,918,750
Investment securities, at fair value	5,097,942
Furniture, equipment, software, and leasehold improvements, net of accumulated depreciation and amortization of $17,629,097	32,439,703
Prepaid expenses and other assets	8,682,143
Total assets	$ 1,476,360,013
Liabilities and Stockholder's Equity	
Liabilities	
Repurchase agreements	$ 929,363,227
Securities sold but not yet purchased, at fair value	150,547,141
Accrued compensation and benefits	71,528,124
Accounts payable and accrued expenses	36,701,116
Due to affiliates	17,616,638
Short term subordinated loan	75,000,000
Total liabilities	1,280,756,246
Stockholder's equity	
Common stock, $1 par value, 2,000 shares authorized, 1,135 shares issued and outstanding	1,135
Additional paid-in capital	96,204,450
Retained earnings	99,398,182
Total stockholder's equity	195,603,767
Total liabilities and stockholder's equity	$ 1,476,360,013

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Operations

Friedman, Billings, Ramsey & Co., Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is a Delaware corporation engaged in a single line of business as a securities broker-dealer, which includes institutional brokerage and investment banking activities. The Company is a wholly owned subsidiary of FBR TRS Holdings, Inc. ("FBR TRS Holdings"), which is a wholly-owned subsidiary of Friedman, Billings, Ramsey Group, Inc. ("FBR Group").

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The majority of the Company's cash equivalents are invested in money market funds.

Securities Transactions

The Company acts as an introducing broker executing transactions for customers and forwarding all such transactions to a clearing broker on a fully disclosed basis. The Company neither holds funds or securities for, nor owes funds or securities to, customers.

Trading account securities and securities sold but not yet purchased are recorded at market value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Repurchase and Reverse Repurchase Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) or sales of securities under agreements to repurchase (repurchase agreements) are accounted for as collateralized financings. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Depreciation and Amortization

Furniture, equipment, and software are depreciated using the straight-line method over their estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Receivable From Clearing Broker

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount receivable from the clearing broker represents cash on hand with the clearing broker plus proceeds from unsettled securities sold and less amounts payable for unsettled securities purchased by the Company. The amounts payable are collateralized by securities owned by the Company.

4. Related-Party Transactions

The Company is a member of an operating group of affiliates that may provide or receive services to and from each other. From time to time, FBR Group and other affiliates may record costs which, in part, may be based on the Company's operations. Accordingly, the statement of financial condition may not necessarily be indicative of the financial position that would have existed had the Company been operated as an unaffiliated corporation.

The Company currently has a revolving credit agreement with FBR Group for a loan amount of up to $200.0 million of which $8.4 million was outstanding at December 31, 2005. From time to time, FBR Group borrows funds from the Company under this credit agreement to provide for its working capital needs. The loan is collateralized by public equity securities held in a segregated brokerage account in the name of the Company. The Company records monthly interest revenue at a rate equal to the Bear Stearns broker call rate plus 2%. The rate as of December 31, 2005 was 6.75%.

The Company also has a subordinated revolving loan agreement with FBR Group (see Note 7).

In addition, from time to time, the Company may provide funding to other affiliates that are wholly owned subsidiaries of FBR Group to be used for general operating purposes.

Receivable from affiliates consisted of the following as of December 31, 2005:

Income tax receivable from FBR TRS Holdings	$ 1,955,734
Receivable from Friedman, Billings, Ramsey International, Ltd.	1,367,287
Receivable from other affiliates	1,304,324
	$ 4,627,345

Due to affiliates consisted of the following at December 31, 2005:

Due to Friedman, Billings, Ramsey Investment Management, Inc.	$ 4,911,675
Due to FBR TRS Holdings	5,166,228
Due to First NLC Financial Services, LLC	7,538,735
	$ 17,616,638

The income tax receivable represents tax overpayments recorded on a separate company basis that are due to FBR TRS Holdings in accordance with the tax sharing arrangement in place during the year ended December 31, 2005 (see Note 8).

During the year ended December 31, 2005, the Company distributed equity securities valued at $50.5 million to FBR Group.

During 2005, MHC I Inc., an affiliate of the Company, issued asset-backed securities through securitization trusts to finance a portion of their portfolio of loans held for investment. As of December 31, 2005, the Company had $1.8 million invested in a securitization trust of MHC I, Inc.

During 2005, First NLC Financial Services, LLC an affiliate of the Company, issued asset-backed securities through securitization trust. As of December 31, 2005, the Company had $30.3 million invested in a securitization trust of First NLC Financial Services, LLC.

5. Securities

Trading account securities and securities sold but not yet purchased as of December 31, 2005, consisted of the following:

	Owned	Sold, But Not Yet Purchased
Corporate equity securities	$ 1,028,520	$ 178,451
Private securities	64,561,936	-
Government and agency backed securities	923,677,423	150,368,690
Asset-backed securities	45,120,587	-
	$ 1,034,388,466	$ 150,547,141

Investment securities as of December 31, 2005, consisted of the following:

	Owned
Warrants	$ 1,598,742
Private securities	637,410
Equity securities	2,823,162
Preferred security	38,628
	$ 5,097,942

In connection with certain capital raising transactions, the Company has received and holds warrants and/or stock of the issuing companies. The warrants are generally exercisable at the respective offering price of the transaction. The Company has valued warrants held on publicly traded stocks, where the restriction periods have lapsed, using a trinomial tree valuation model. The Company has generally valued restricted warrants held on publicly traded securities at intrinsic market value less a discount based on the remaining restriction period. The stock received is valued at fair value less a discount based on the remaining restriction period. Other private investments are valued at estimated fair value.

In May 2005, the Company initiated certain fixed income trading activities primarily related to mortgage-backed, asset-backed and other structured securities. These activities include buying and selling mortgage-backed securities and other structured securities, in various financial transactions

(which may include forward trades, dollar rolls and reverse repurchase transactions). The Company manages market risk associated with these securities positions primarily through forward purchases and sales of such securities. To accomplish this objective, the Company also may use U.S. Treasury securities, agency debt securities, Eurodollar futures and options to buy or sell agency debt and mortgage-related securities. To manage institutional credit risk, the Company analyzes and monitors the financial condition and trading positions of all counterparties and establishes trading limits consistent with these reviews.

6. Furniture, Equipment, Software and Leasehold Improvements

Furniture, equipment, software and leasehold improvements, summarized by major classification, at December 31, 2005 were:

Furniture and equipment	$ 16,851,145
Software	6,833,069
Leasehold improvements	26,384,586
	50,068,800
Less - accumulated depreciation and amortization	17,629,097
	$ 32,439,703

7. Subordinated Loans

As of December 31, 2005, the Company had an unsecured revolving subordinated loan agreement with FBR Group with a $500.0 million available credit line and an expiration date of March 31, 2006. As of December 31, 2005, there were no outstanding balances under this line of credit. As of December 31, 2005, the Company also had $75 million outstanding under a temporary subordinated loan agreement with its clearing broker with an interest rate equal to LIBOR plus 400 basis points, or 8.37%. The Company repaid the loan on January 6, 2006. The purpose of these subordinated loans is to make additional funds available to meet regulatory net capital requirements for participation in underwriting public offerings. The loans are available in computing net capital under the SEC's Uniform Net Capital Rule.

8. Income Taxes

The Company joins in the filing of a consolidated Federal income tax return with FBR TRS Holdings, Inc. The Company's current income expense or benefit is calculated generally on a separate company basis. Losses and benefits are included as utilized in the consolidated return. Payments and refunds are settled with FBR TRS Holdings, Inc. pursuant to the written tax sharing agreement.

At December 31, 2005, receivable from other affiliates included a current income tax receivable from affiliates of $2.0 million. The current state income tax payable of $2.2 million is included in accounts payable and accrued expenses.

Current federal income tax receivable from affiliate	$	4,285,320
Current state income tax payable to affiliate		(2,329,586)
Subtotal		1,955,734
Current state income tax payable		(2,201,024)
	$	(245,290)

At December 31, 2005, accounts payable and accrued expenses included in the following:

Deferred tax assets		
Deferred rent	$	1,030,118
Compensation		6,111,483
Partnership basis		227,787
Total deferred tax assets		7,369,388
Deferred tax liabilities		
Depreciation		1,743,901
Unrealized appreciation on investments		5,320,289
Contingent fee income		923,913
Total deferred tax liabilities		7,988,103
Net deferred income tax liabilities	$	618,715

9. Off-Balance-Sheet Risk and Concentrations of Risk

The Company functions as an introducing broker that places and executes customer orders. The orders are settled by an unrelated clearing broker that also maintains custody of customer securities and provides financing to customers. Through an indemnification provision in the Company's agreement with its clearing broker, the Company's customer activities may expose it to off-balance-sheet credit risk. The Company may have to reimburse the clearing broker for losses incurred at prevailing market prices in the event the customer fails to settle a trade according to its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer losses.

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2005, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

The securities industry is subject to numerous risks, including the risk of loss associated with the underwriting, ownership, and trading of securities, and the risk of reduced revenues in periods of reduced demand for security offerings and activity in secondary trading markets. Changing economic and market trends may negatively impact the liquidity and value of the Company's investments and the level of security offerings underwritten by the Company, which may adversely affect the Company's revenues and profitability.

Positions taken and commitments made by the Company in connection with its investment banking activities may involve significant exposure to individual issuers and industry sectors, including non-investment grade securities which have low trading volumes. This may expose the Company to a higher degree of risk than is associated with investment grade instruments.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2005, at fair values of the related securities and may incur a realized loss if the fair value of the securities increases subsequent to December 31, 2005. When the Company sells a security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, is recognized in income and realized upon the termination of the short sale.

The Company invests in short-term reverse repurchase agreements collateralized by U.S. Government and agency securities. The Company generally takes possession of securities purchased under these agreements. Such transactions expose the Company to risk in the event the counterparty does not repurchase the securities and the value of the collateral held is less than the reverse repurchase agreement amount. The Company monitors the value of the collateral and requests additional collateral when necessary. The total value including interest of the collateral at December 31, 2005 was $148.3 million.

10. Commitments and Contingencies

The Company leases premises under long-term lease agreements requiring minimum annual rental payments that are adjusted for increases in the Consumer Price Index ("CPI"). The Company also pays certain operating costs under these agreements.

Future minimum aggregate annual lease payments (assuming CPI remains constant) under these noncancelable leases are as follows:

Year Ending December 31,	
2006	$ 2,513,681
2007	2,503,003
2008	2,503,003
2009	2,528,464
2010	2,492,319
Thereafter	14,114,008
	$ 26,654,478

The Company maintains multiple facilities that are leased by FBR Group. The future minimum aggregate annual payments under these arrangements with FBR Group are as follows:

Year Ending December 31,	
2006	$ 6,778,984
2007	6,709,946
2008	7,092,706
2009	7,369,519
2010	7,537,250
Thereafter	29,045,800
	$ 64,534,205

As of December 31, 2005, except as described below, the Company is not a defendant or plaintiff in any lawsuits or arbitrations that are expected to have a material adverse effect on the Company's financial condition. The Company is a defendant in a small number of civil lawsuits and arbitrations (together "litigation") relating to its various businesses. In addition, the Company is subject to regulatory oversight relating to its various businesses, including examination by regulatory bodies and requests for information relating to such examinations. There can be no assurance that these matters will not have a material adverse effect on the Company's financial condition in a future period. However, based on management's review with counsel, including a review of the reserves set aside for litigation, resolution of these matters is not expected to have a material adverse effect on the Company's financial condition or liquidity. However, if, during any period, a potential adverse contingency should become probable or resolved, the Company's financial condition could be materially affected.

Many aspects of the Company's business involve substantial risks of liability and litigation. Underwriters and broker-dealers are exposed to liability under Federal and state securities laws, other federal and state laws and court decisions, including decisions with respect to underwriters' liability and limitations on indemnification, as well as with respect to the handling of customer accounts. For example, underwriters may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered and broker-dealers may be held liable for statements made by their securities analysts or other personnel. In certain circumstances, broker-dealers may also be held liable by customers and clients for losses sustained on investments. In recent years, there has been an increasing incidence of litigation involving the securities industry, including class actions that seek substantial damages. The Company is subject to the risk of litigation, including litigation that may be without merit. As the Company intends to actively defend such litigation, significant legal expenses could be incurred. An adverse resolution of any future litigation against the Company could materially affect the Company's financial condition.

Regulatory Charges and Related Matters
On April 26, 2005, the Company announced a proposed settlement to the staffs of the SEC and the NASD's Department of Market Regulation to resolve ongoing, previously disclosed investigations by the SEC and NASD staffs. The proposed settlement concerns insider trading, violations and antifraud provisions of the federal securities laws and applicable NASD rules and other charges concerning the Company's trading in a company account and the offering of a private investment in public equity on behalf of a public company in October 2001.

In the settlement offers, without admitting or denying any wrongdoing, the Company proposed to pay $3.5 million to the SEC and $4.0 million to the NASD and consent to injunctions, censure and additional undertakings to improve its administrative and compliance procedures.

The proposed settlement is subject to review and approval by the SEC and the NASD, respectively, which may accept, reject or impose further conditions or other modifications to some or all of the terms of the proposed settlements. There are no assurances regarding the SEC's and NASD's consideration or determination of any offer of settlement, and no settlement is final unless and until approved by the SEC or NASD, as applicable. The Company recorded a $7.5 million charge and $0.3 million in accrued interest during 2005 with respect to the proposed settlements with the SEC and NASD.

11. Net Capital Computation

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $128.4 million, which was $120.0 million in excess of its required net capital of $8.4 million. The Company's aggregate indebtedness to net capital ratio was .98 to 1 at December 31, 2005.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.